WOODSIDE

04 MAR 11 AM 7:21

25 February 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

04010492

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-191-P (Bounty-3), lodged with the Australian Stock Exchange on 25 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 25 FEBRUARY 2004
8:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-191-P
BOUNTY-3

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, located in the Carnarvon Basin, reports that operations on the Bounty-3 well were completed on the 24 February 2004 with the Ocean Epoch drilling rig moving to the to the Exeter-4 well location.

Since the last report, 8½ inch hole was drilled from 3,075 metres to a total depth of approximately 3,800 metres, wireline logs were run, and the well was plugged and abandoned.

Preliminary wireline log evaluation indicates a small oil accumulation was intersected which will require further analysis in order to establish its commercial significance.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (Operator, 33.3977%), Kufpec Australia Pty. Ltd. (33.4023%) and Nippon Oil Exploration (Dampier) Ltd. (25.0%).

KAREN LANGE
Company Secretary